Filed by Be, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                             Subject  Company:  Be, Incorporated
                                                  Commission  File  No.000-26387


Be Announces Intent to Appeal Nasdaq Staff Determination

MENLO PARK, Calif., September 10, 2001 -- Be Incorporated (Nasdaq: BEOS), the creator of the BeIA and BeOS operating systems, today announced it has received notification from the Nasdaq Stock Market, Inc. that it has failed to maintain the minimum bid price of at least $1.00 over 30 consecutive trading days and has not regained compliance during the 90 days provided under the Nasdaq Marketplace Rules. The minimum bid price requirements are set forth in Nasdaq Marketplace Rules 4450(a)(5) and 4310 (c)(8)(B).

The notice of non-compliance subjects Be to delisting from the Nasdaq National Market. Be, however, plans to request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff's determination. During such review process, Be's securities will continue to be listed on the Nasdaq National Market.

Be recently announced it has entered into a definitive agreement to sell its intellectual property and technology assets to Palm, Inc. (Nasdaq: PALM). The purchase price is $11 million, to be paid in common stock of Palm, which Be currently intends to liquidate as soon as reasonably practicable following the closing of the transaction. Be's board of directors has approved the transaction, and the winding-up of Be's operating business following the closing. The closing of the transaction and the winding-up are subject to the approval of Be's stockholders, and the satisfaction of other customary closing conditions. The transaction is expected to close in the fourth calendar quarter of 2001.

About Be

Founded in 1990, Be Inc. creates software solutions that enable rich media and Web experiences on personal computers and Internet appliances. Be's headquarters are in Menlo Park, California. It is publicly traded on the Nasdaq National Market under the symbol BEOS. Be can be found on the Web at http://www.be.com.

Safe Harbor Statement

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. These forward-looking statements are made only as of the date hereof, and Be undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Information about the potential factors that could affect the company's business and financial results is included in the company's annual, quarterly and special reports, proxy statements and other information, which is on file with the Securities and Exchange Commission.

Additional Information and Where to Find It

Palm, Inc. has filed a Registration Statement on SEC Form S-4 in connection with its purchase of certain assets of Be, but the Registration Statement has not yet become effective. Be expects to mail a Proxy Statement/Prospectus to stockholders of Be containing information about the asset sale and the dissolution of Be. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Palm, Be, the asset sale, the dissolution of Be and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Be by directing a request by mail to Be Incorporated, 800 El Camino Real, Suite 400, Menlo Park, C A 94025, attention: Corporate Secretary, telephone:
(650) 462-4100.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Palm and Be file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Palm or Be at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the a SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Palm's and Be's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Asset Sale.

Be will be, and certain other persons may be, soliciting proxies from Be stockholders in favor of the adoption of the asset purchase agreement. The directors and executive officers of Be may have interests in the asset sale, some of which may differ from, or may be in addition to, those of Be's stockholders generally. For a description of such interests, please see the Registration Statement on SEC Form S-4 filed by Palm with the SEC on September 10, 2001.